Exhibit 99.1

NewsRelease

TransCanada 2017 Investor Day Event to be Webcast

CALGARY, Alberta - November 21, 2017 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will host its annual Investor Day on Tuesday, November 28 in Toronto.

Members of TransCanada’s senior executive team will provide an update on TransCanada’s operations, recent developments and strategic outlook.

The event will be webcast beginning at 8 a.m. EST (6 a.m. MST). Interested parties may participate in the webcast available on TransCanada’s website in the Investors section at https://www.transcanada.com/en/investors/events/. A copy of the presentation and the webcast, which will be archived and accessible for replay, will be available on the website.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,200 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,800 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

Media Enquiries:
Mark Cooper / Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522